SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to _______________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC CORPORATION
THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC CORPORATION THRIFT PLAN

Date ______________________ **By** ______________________

June 22, 2009

Barbara W. Schaefer, Senior Vice President – Human Resources, Union Pacific Corporation

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-132324, Registration Statement No. 333-105714, Registration Statement No. 33-49849, and Registration Statement No. 33-12513 of Union Pacific Corporation on Form S-8 of our report dated June 22, 2009, relating to the financial statements and financial statement schedule of the Union Pacific Corporation Thrift Plan, appearing in this Annual Report on Form 11-K of the Union Pacific Corporation Thrift Plan for the year ended December 31, 2008.

Deloitte + Touche LLP

Omaha, Nebraska
June 26, 2009

Union Pacific Corporation Thrift Plan

Financial Statements as of and for the
Years Ended December 31, 2008 and 2007,
Supplemental Schedule as of December 31, 2008, and
Report of Independent Registered Public Accounting Firm

UNION PACIFIC CORPORATION THRIFT PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–11
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008 —	
Form 5500, Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)	12

NOTE: Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of
Union Pacific Corporation Thrift Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Corporation Thrift Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 22, 2009

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:		
Investments at fair value (Note 3):		
Plan interest in Master Trust (Notes 2 and 4)	$ 925,904,044	$ 1,212,032,267
Participant loans	14,380,640	14,955,701
Participant contributions receivable	-	936
Net assets available for benefits at fair value	940,284,684	1,226,987,968
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (NOTES 2 AND 4)	3,805,929	(1,083,952)
NET ASSETS AVAILABLE FOR BENEFITS	$ 944,090,613	$ 1,225,904,952

See accompanying notes to the financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment (loss) income:		
Plan interest in Master Trust investment (loss) income (Note 4):		
Net (depreciation) appreciation in fair value of investments	$ (292,628,453)	$ 75,777,167
Interest and dividends	35,559,011	50,245,073
Interest income from participant loans	1,026,888	1,029,478
Total investment (loss) income	(256,042,554)	127,051,718
Contributions:		
Participant contributions	46,213,136	45,931,209
Employer contributions	13,788,333	13,615,584
Total contributions	60,001,469	59,546,793
Other	98,245	6,418
Total	(195,942,840)	186,604,929
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	85,558,440	98,640,275
Other	313,059	45,965
Total deductions	85,871,499	98,686,240
NET (DECREASE) INCREASE	(281,814,339)	87,918,689
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,225,904,952	1,137,986,263
End of year	$ 944,090,613	$1,225,904,952

See accompanying notes to the financial statements.

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Corporation Thrift Plan (the "Plan") is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by Union Pacific Corporation (the "Corporation") covering non-agreement employees of the Corporation and its subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — Beginning on January 1, 2008, participants may contribute 2% to 75% (2% to 50% for the year ended December 31, 2007) of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the Code). Participants may also contribute 2% to 75% (2% to 50% for the year ended December 31, 2007) of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 75% (50% for the year ended December 31, 2007) of eligible compensation. Employees who are hired or rehired on or after October 1, 2008 and who are eligible to participate in the Plan will automatically become Participants. These employees are treated as having elected to contribute 6% of their eligible compensation on a salary deferral basis subject to limitations specified in the Code, unless they affirmatively elect otherwise. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Prior to 1987, the Plan provided for payroll-based and tax reduction act employee stock ownership plan contributions (PAYSOP/TRASOP). The Corporation contributes to the Plan on behalf of each participant an amount equal to 50% of the participant's pre-tax and after-tax contributions, with such Corporation contribution limited to 3% of the participant's base salary. Participants may direct the investment of all contributions into various investment options offered by the Plan, or may elect to participate in the Vanguard Advisors Managed Account Program (Managed Account Program). The Managed Account Program is a program in which certain participants may delegate on-going, discretionary investment management decisions with respect to their account to Vanguard Advisors, Inc. Effective October 1, 2008, if a participant does not provide investment direction with respect to contributions made to their account, such contributions are invested in a default investment option designated under the Plan.

Loans to Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance (excluding PAYSOP/TRASOP balances) or (b) $50,000, taking into consideration additional loan balances under the Plan and any other qualified plan maintained by the Corporation or its subsidiaries. As the loan is repaid, all principal and interest payments will be credited to the participant's fund accounts, excluding PAYSOP/TRASOP balances, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant's most recent investment election. Participant loans, which are secured by the participant's individual account balance, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding five years, except loans relating to a principal residence, in which case the term of the loan shall not exceed fifteen years. The loans bear interest ranging from 4% to 9.5%.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, employer matching contributions, and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Before age 70-1/2, a participant may elect to receive a final distribution under the Plan as a lump sum payment only. Distributions from the PAYSOP/TRASOP account and the portion of their account invested in the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution. In-kind distributions are lump sum and any fractional shares are distributed in cash. If the participant remains employed with the Corporation after attaining age 70-1/2, their amount may remain in the Plan until April 1st of the year following the year in which they terminate employment. A Required Minimum Distribution option is available at age 70-1/2. A participant may receive their account sooner if they desire.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals after age 59 ½ may be made by a participant from their account in accordance with the Plan's provisions.

Plan Administration — The Plan is administered by the Senior Vice President, Human Resources of the Corporation. Investment management fees for the Plan's investment options are netted against investment earnings. Generally, administrative expenses of the Plan are paid by the Corporation, but the Plan's Named Fiduciary-Plan Investments may elect to pay Plan expenses from Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

As described in Financial Account Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2008.

New Accounting Pronouncements — As of January 1, 2008, the Plan adopted the provisions of FASB Statement No. 157, *Fair Value Measurements* (FAS 157), for its investments. FAS 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and expanded disclosures about fair value measurements. Although the adoption of FAS 157 had no material impact on the Plan's financial statements for the periods ending December 31, 2008 and 2007, the Plan is now required to provide additional disclosures as part of its financial statements (see Note 3).

3. FAIR VALUE MEASUREMENTS

FAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

The shares of mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Master Trust at year end and are classified as Level 1 investments.

Guaranteed Investment Contracts (GICs)

These contracts are valued at fair value and adjusted to contract value in accordance with the FSP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that impact the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

Employer Stock Funds

These funds are invested exclusively in common stock issued by Union Pacific Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer Stock Funds are classified as Level 2 investments.

Money Market Mutual Funds

The money market mutual funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Master Trust at year end and are classified as Level 1 investments.

Participant Loans

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

As of December 31, 2008 the Master Trust and other investment assets measured at fair value on a recurring basis were as follows:

	December 31, 2008		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Master Trust Assets			
Mutual Funds	$ 1,072,637,378	$ -	$ -
Guaranteed Investment Contracts	-	409,434,446	-
Employer Stock Funds	-	235,588,656	-
Money Market Mutual Funds	107,151,093	-	-
Total Master Trust Assets	$ 1,179,788,471	$ 645,023,102	$ -
Participant Loans	$ -	$ -	$ 14,380,640

Changes in the fair value of the Plan's Level 3 investments during the year ended December 31, 2008 were as follows:

	Participant Loans
Balance at December 31, 2007	$ 14,955,701
Loan originations and repayments, net	(575,061)
Balance at December 31, 2008	$ 14,380,640

4. MASTER TRUST

At December 31, 2008 and 2007, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at Vanguard Fiduciary Trust Company (VFTC). Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan's interest in the Master Trust, as a percentage of net assets held by the Master Trust, is presented in the following tables as of December 31, 2008 and 2007:

Master Trust	**2008**	**2007**
Investments at fair value as determined by quoted market price:		
Mutual funds	$1,072,637,378	$1,623,697,532
Money market mutual funds	107,151,093	97,191,277
	1,179,788,471	1,720,888,809
Investments at estimated fair value:		
Employer stock funds	235,588,656	317,777,932
Guaranteed investment contracts	409,434,446	360,169,912
	645,023,102	677,947,844
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,897,684	(1,588,888)
Investments in Master Trust	$1,830,709,257	$2,397,247,765
Plan's portion of investments	$ 929,709,973	$1,210,948,315
Portion allocated to the Plan	50.78 %	50.52 %

Investment income (loss) for the Master Trust for the years ended December 31, 2008 and 2007, is as follows:

Master Trust Investment (Loss) Income	**2008**	**2007**
Net (depreciation) appreciation in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Mutual funds	$ (540,141,475)	$ 23,947,875
Investments at estimated fair value		
Employer stock funds	(75,294,521)	100,322,250
	(615,435,996)	124,270,125
Interest and dividends	69,557,658	103,857,983
Total investment (loss) income of Master Trust	$ (545,878,338)	$ 228,128,108
Plan's portion of Master Trust investment (loss) income	$ (257,069,442)	$ 126,022,240

While the Plan participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

	2008	**2007**
Average yields:		
Based on annualized earnings	4.21%	4.43%
Based on range of interest rate credited to participants	3.56% to 5.42%	2.85 to 5.42%

The Plan's interest in the Master Trust's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007
Vanguard International Growth Fund	$ 50,052,898	$ 97,293,692
Vanguard 500 Index Fund	*	166,598,170
Vanguard 500 Index Fund Signal Shares	99,093,068	*
Vanguard Mid-Cap Index Fund	*	59,138,338
Vanguard Total Bond Market Index Fund Signal Shares	71,198,124	*
Vanguard Wellington Fund	90,304,394	127,006,853
Vanguard Windsor II Fund	*	55,448,869
Union Pacific Common Stock Fund	125,557,162	168,882,616
Union Pacific Fixed Income Fund	268,024,634	244,626,784

* Fund value for years ended December 31, 2008 and 2007 did not represent 5% or more of the Plan's net assets available for benefits.

5. TAX STATUS

The Plan obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Plan management made two Voluntary Compliance Program submissions on August 18, 2003. Compliance statements were received from the IRS on April 5, 2005 and March 23, 2007 for these submissions.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan, at any time, to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Corporation may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2008 and 2007, the Plan's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $98,349,603 and $88,024,839, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income of $2,864,869 and $2,533,598, respectively.

The Master Trust also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8. PROHIBITED TRANSACTIONS

It was discovered that for the period from October 24, 2008 to December 31, 2008, there was in inadvertent use of Plan assets by Union Pacific Railroad Company (the "Railroad"), a related party, due to a clerical error which violated IRC Section 4975(c)(1(B). Participant withholdings were not properly credited to one participant's account. Therefore, the transactions constituted an extension of credit from the Plan to the Railroad. The Railroad repaid the withholdings and lost earnings in 2009.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$ 944,090,613	$ 1,225,904,952
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,805,929)	1,083,952
Deemed distributions of participant loans	(91,217)	(64,407)
Net assets available for benefits per the Form 5500 — at fair value	$ 940,193,467	$ 1,226,924,497

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net (decrease) increase in net assets at contract value	$ (281,814,339)	$ 87,918,689
Change in adjustment from contract value to fair value for fully benefit-responsive investement contracts	(4,889,881)	4,315,462
Change in deemed distributions of participant loans	(26,810)	-
Net (decrease) increase in net assets per From 5500 — at fair value	$ (286,731,030)	$ 92,234,151

* * * * * *

UNION PACIFIC CORPORATION THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Column B	Column C	Column E
Identity of Issue or Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
*Participant loans	Interest rates of 4% to 9.5%, maturity dates of 2009 to 2023	$ 14,289,423

*Represents a party-in-interest.